FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Press Release dated 7th June 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 7th June 2002

COLT Telecom Group plc

By: ________________

Mark A. Jenkins
Legal Services Director

AVS: 674536
RNS No.: 9337W

we make business straight.forward

7 June 2002

COLT SIGNS AGREEMENT WITH KPN TELECOM TO SUPPLY SERVICES IN EUROPE FOR CLIENTS AFTER KPNQWEST BANKRUPTCY

COLT Telecom Group plc (COLT) and KPN Telecom have signed a major co-operative agreement for the supply of broadband services to KPN's corporate clients. Through this agreement, KPN Telecom can offer an alternative for providing broadband services to it's clients who might experience continuity problems caused by the bankruptcy of KPNQwest. KPN already placed an order with COLT for the supply of 17 STM-1 backbone connections for KPN's international telephone and data traffic. COLT had this European network up and running within 36 hours.

The agreement covers European ATM/Frame Relay and Managed Broadband Services. The co-operation between KPN and COLT provides continuity for KPN clients who use KPNQwest's broadband services. These are companies with sizeable European networks. The joint KPN and COLT team will migrate these clients on request to COLT T's own network in the immediate future. This rapid migration is possible because of COLT's pan -European presence and end-to-end network management capability.

"We strive not only for growth, but especially for reliability as well. Our clients are leading enterprises to which telecommunications is of vital importance. This agreement proves that the expertise of our staff and the quality of our network are recognized in the market. We look forward to further intensifying our co-operation with KPN Telecom", says Richard Oosterom, Managing Director COLT, Benelux.

Steve Robertson, Managing Director of COLT's European Network Services added: "COLT has a reputation for exceptional customer service and we a are working round the clock to ensure the efficient transition of customers on to the COLT network."

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact:

John Doherty
Director Investor Relations
Email: jdoherty@colt-telecom.com
+44 20 7390 3681

Brigitte Buijs
Marketing Communications Manager
Telephone : +31 (0)20 888 2020
e-mail : brigitte.buijs@colt-telecom.nl

AVS: 674536
RNS No.: 9337W

we make business straight.forward

7 June 2002

COLT SIGNS AGREEMENT WITH KPN TELECOM TO SUPPLY SERVICES IN EUROPE FOR CLIENTS AFTER KPNQWEST BANKRUPTCY

COLT Telecom Group plc (COLT) and KPN Telecom have signed a major co-operative agreement for the supply of broadband services to KPN's corporate clients. Through this agreement, KPN Telecom can offer an alternative for providing broadband services to it's clients who might experience continuity problems caused by the bankruptcy of KPNQwest. KPN already placed an order with COLT for the supply of 17 STM-1 backbone connections for KPN's international telephone and data traffic. COLT had this European network up and running within 36 hours.

The agreement covers European ATM/Frame Relay and Managed Broadband Services. The co-operation between KPN and COLT provides continuity for KPN clients who use KPNQwest's broadband services. These are companies with sizeable European networks. The joint KPN and COLT team will migrate these clients on request to COLT T's own network in the immediate future. This rapid migration is possible because of COLT's pan -European presence and end-to-end network management capability.

"We strive not only for growth, but especially for reliability as well. Our clients are leading enterprises to which telecommunications is of vital importance. This agreement proves that the expertise of our staff and the quality of our network are recognized in the market. We look forward to further intensifying our co-operation with KPN Telecom", says Richard Oosterom, Managing Director COLT, Benelux.

Steve Robertson, Managing Director of COLT's European Network Services added: "COLT has a reputation for exceptional customer service and we a are working round the clock to ensure the efficient transition of customers on to the COLT network."

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact:

John Doherty
Director Investor Relations
Email: jdoherty@colt-telecom.com
+44 20 7390 3681

Brigitte Buijs
Marketing Communications Manager
Telephone : +31 (0)20 888 2020
e-mail : brigitte.buijs@colt-telecom.nl

AVS: 674536
RNS No.: 9337W

we make business straight.forward

7 June 2002

COLT SIGNS AGREEMENT WITH KPN TELECOM TO SUPPLY SERVICES IN EUROPE FOR CLIENTS AFTER KPNQWEST BANKRUPTCY

COLT Telecom Group plc (COLT) and KPN Telecom have signed a major co-operative agreement for the supply of broadband services to KPN's corporate clients. Through this agreement, KPN Telecom can offer an alternative for providing broadband services to it's clients who might experience continuity problems caused by the bankruptcy of KPNQwest. KPN already placed an order with COLT for the supply of 17 STM-1 backbone connections for KPN's international telephone and data traffic. COLT had this European network up and running within 36 hours.

The agreement covers European ATM/Frame Relay and Managed Broadband Services. The co-operation between KPN and COLT provides continuity for KPN clients who use KPNQwest's broadband services. These are companies with sizeable European networks. The joint KPN and COLT team will migrate these clients on request to COLT T's own network in the immediate future. This rapid migration is possible because of COLT's pan -European presence and end-to-end network management capability.

"We strive not only for growth, but especially for reliability as well. Our clients are leading enterprises to which telecommunications is of vital importance. This agreement proves that the expertise of our staff and the quality of our network are recognized in the market. We look forward to further intensifying our co-operation with KPN Telecom", says Richard Oosterom, Managing Director COLT, Benelux.

Steve Robertson, Managing Director of COLT's European Network Services added: "COLT has a reputation for exceptional customer service and we a are working round the clock to ensure the efficient transition of customers on to the COLT network."

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact:

John Doherty
Director Investor Relations
Email: jdoherty@colt-telecom.com
+44 20 7390 3681

Brigitte Buijs
Marketing Communications Manager
Telephone : +31 (0)20 888 2020
e-mail : brigitte.buijs@colt-telecom.nl

we make business straight.forward

7 June 2002

COLT SIGNS AGREEMENT WITH KPN TELECOM TO SUPPLY SERVICES IN EUROPE FOR CLIENTS AFTER KPNQWEST BANKRUPTCY

COLT Telecom Group plc (COLT) and KPN Telecom have signed a major co-operative agreement for the supply of broadband services to KPN's corporate clients. Through this agreement, KPN Telecom can offer an alternative for providing broadband services to it's clients who might experience continuity problems caused by the bankruptcy of KPNQwest. KPN already placed an order with COLT for the supply of 17 STM-1 backbone connections for KPN's international telephone and data traffic. COLT had this European network up and running within 36 hours.

The agreement covers European ATM/Frame Relay and Managed Broadband Services. The co-operation between KPN and COLT provides continuity for KPN clients who use KPNQwest's broadband services. These are companies with sizeable European networks. The joint KPN and COLT team will migrate these clients on request to COLT T's own network in the immediate future. This rapid migration is possible because of COLT's pan -European presence and end-to-end network management capability.

"We strive not only for growth, but especially for reliability as well. Our clients are leading enterprises to which telecommunications is of vital importance. This agreement proves that the expertise of our staff and the quality of our network are recognized in the market. We look forward to further intensifying our co-operation with KPN Telecom", says Richard Oosterom, Managing Director COLT, Benelux.

Steve Robertson, Managing Director of COLT's European Network Services added: "COLT has a reputation for exceptional customer service and we a are working round the clock to ensure the efficient transition of customers on to the COLT network."

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact:

John Doherty
Director Investor Relations
Email: jdoherty@colt-telecom.com
+44 20 7390 3681

Brigitte Buijs
Marketing Communications Manager
Telephone : +31 (0)20 888 2020
e-mail : brigitte.buijs@colt-telecom.nl

AVS: 674536
RNS No.: 9337W

we make business straight.forward

7 June 2002

COLT SIGNS AGREEMENT WITH KPN TELECOM TO SUPPLY SERVICES IN EUROPE FOR CLIENTS AFTER KPNQWEST BANKRUPTCY

COLT Telecom Group plc (COLT) and KPN Telecom have signed a major co-operative agreement for the supply of broadband services to KPN's corporate clients. Through this agreement, KPN Telecom can offer an alternative for providing broadband services to it's clients who might experience continuity problems caused by the bankruptcy of KPNQwest. KPN already placed an order with COLT for the supply of 17 STM-1 backbone connections for KPN's international telephone and data traffic. COLT had this European network up and running within 36 hours.

The agreement covers European ATM/Frame Relay and Managed Broadband Services. The co-operation between KPN and COLT provides continuity for KPN clients who use KPNQwest's broadband services. These are companies with sizeable European networks. The joint KPN and COLT team will migrate these clients on request to COLT T's own network in the immediate future. This rapid migration is possible because of COLT's pan -European presence and end-to-end network management capability.

"We strive not only for growth, but especially for reliability as well. Our clients are leading enterprises to which telecommunications is of vital importance. This agreement proves that the expertise of our staff and the quality of our network are recognized in the market. We look forward to further intensifying our co-operation with KPN Telecom", says Richard Oosterom, Managing Director COLT, Benelux.

Steve Robertson, Managing Director of COLT's European Network Services added: "COLT has a reputation for exceptional customer service and we a are working round the clock to ensure the efficient transition of customers on to the COLT network."

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact:

John Doherty
Director Investor Relations
Email: jdoherty@colt-telecom.com
+44 20 7390 3681

Brigitte Buijs
Marketing Communications Manager
Telephone : +31 (0)20 888 2020
e-mail : brigitte.buijs@colt-telecom.nl

AVS: 674536
RNS No.: 9337W

we make business straight.forward

7 June 2002

COLT SIGNS AGREEMENT WITH KPN TELECOM TO SUPPLY SERVICES IN EUROPE FOR CLIENTS AFTER KPNQWEST BANKRUPTCY

COLT Telecom Group plc (COLT) and KPN Telecom have signed a major co-operative agreement for the supply of broadband services to KPN's corporate clients. Through this agreement, KPN Telecom can offer an alternative for providing broadband services to it's clients who might experience continuity problems caused by the bankruptcy of KPNQwest. KPN already placed an order with COLT for the supply of 17 STM-1 backbone connections for KPN's international telephone and data traffic. COLT had this European network up and running within 36 hours.

The agreement covers European ATM/Frame Relay and Managed Broadband Services. The co-operation between KPN and COLT provides continuity for KPN clients who use KPNQwest's broadband services. These are companies with sizeable European networks. The joint KPN and COLT team will migrate these clients on request to COLT T's own network in the immediate future. This rapid migration is possible because of COLT's pan -European presence and end-to-end network management capability.

"We strive not only for growth, but especially for reliability as well. Our clients are leading enterprises to which telecommunications is of vital importance. This agreement proves that the expertise of our staff and the quality of our network are recognized in the market. We look forward to further intensifying our co-operation with KPN Telecom", says Richard Oosterom, Managing Director COLT, Benelux.

Steve Robertson, Managing Director of COLT's European Network Services added: "COLT has a reputation for exceptional customer service and we a are working round the clock to ensure the efficient transition of customers on to the COLT network."

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact:

John Doherty
Director Investor Relations
Email: jdoherty@colt-telecom.com
+44 20 7390 3681

Brigitte Buijs
Marketing Communications Manager
Telephone : +31 (0)20 888 2020
e-mail : brigitte.buijs@colt-telecom.nl

AVS: 674536
RNS No.: 9337W

we make business straight.forward

7 June 2002

COLT SIGNS AGREEMENT WITH KPN TELECOM TO SUPPLY SERVICES IN EUROPE FOR CLIENTS AFTER KPNQWEST BANKRUPTCY

COLT Telecom Group plc (COLT) and KPN Telecom have signed a major co-operative agreement for the supply of broadband services to KPN's corporate clients. Through this agreement, KPN Telecom can offer an alternative for providing broadband services to it's clients who might experience continuity problems caused by the bankruptcy of KPNQwest. KPN already placed an order with COLT for the supply of 17 STM-1 backbone connections for KPN's international telephone and data traffic. COLT had this European network up and running within 36 hours.

The agreement covers European ATM/Frame Relay and Managed Broadband Services. The co-operation between KPN and COLT provides continuity for KPN clients who use KPNQwest's broadband services. These are companies with sizeable European networks. The joint KPN and COLT team will migrate these clients on request to COLT T's own network in the immediate future. This rapid migration is possible because of COLT's pan -European presence and end-to-end network management capability.

"We strive not only for growth, but especially for reliability as well. Our clients are leading enterprises to which telecommunications is of vital importance. This agreement proves that the expertise of our staff and the quality of our network are recognized in the market. We look forward to further intensifying our co-operation with KPN Telecom", says Richard Oosterom, Managing Director COLT, Benelux.

Steve Robertson, Managing Director of COLT's European Network Services added: "COLT has a reputation for exceptional customer service and we a are working round the clock to ensure the efficient transition of customers on to the COLT network."

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact:

John Doherty
Director Investor Relations
Email: jdoherty@colt-telecom.com
+44 20 7390 3681

Brigitte Buijs
Marketing Communications Manager
Telephone : +31 (0)20 888 2020
e-mail : brigitte.buijs@colt-telecom.nl

AVS: 674536
RNS No.: 9337W

we make business straight.forward

7 June 2002

COLT SIGNS AGREEMENT WITH KPN TELECOM TO SUPPLY SERVICES IN EUROPE FOR CLIENTS AFTER KPNQWEST BANKRUPTCY

COLT Telecom Group plc (COLT) and KPN Telecom have signed a major co-operative agreement for the supply of broadband services to KPN's corporate clients. Through this agreement, KPN Telecom can offer an alternative for providing broadband services to it's clients who might experience continuity problems caused by the bankruptcy of KPNQwest. KPN already placed an order with COLT for the supply of 17 STM-1 backbone connections for KPN's international telephone and data traffic. COLT had this European network up and running within 36 hours.

The agreement covers European ATM/Frame Relay and Managed Broadband Services. The co-operation between KPN and COLT provides continuity for KPN clients who use KPNQwest's broadband services. These are companies with sizeable European networks. The joint KPN and COLT team will migrate these clients on request to COLT T's own network in the immediate future. This rapid migration is possible because of COLT's pan -European presence and end-to-end network management capability.

"We strive not only for growth, but especially for reliability as well. Our clients are leading enterprises to which telecommunications is of vital importance. This agreement proves that the expertise of our staff and the quality of our network are recognized in the market. We look forward to further intensifying our co-operation with KPN Telecom", says Richard Oosterom, Managing Director COLT, Benelux.

Steve Robertson, Managing Director of COLT's European Network Services added: "COLT has a reputation for exceptional customer service and we a are working round the clock to ensure the efficient transition of customers on to the COLT network."

About COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has over 13,000 directly connected network services and eBusiness customers and has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact:

John Doherty
Director Investor Relations
Email: jdoherty@colt-telecom.com
+44 20 7390 3681

Brigitte Buijs
Marketing Communications Manager
Telephone : +31 (0)20 888 2020
e-mail : brigitte.buijs@colt-telecom.nl